Exhibit 99.1

High Tide Reports Q1 2022 Financial Results Featuring Record Revenue of $72 Million, Increasing 34% Sequentially, and Adjusted EBITDA of $3 Million, Representing an 80% Sequential Increase

Company Reports Second-Highest Quarterly Revenue Figure Ever by a Cannabis Company Reporting in Canadian Dollars

CALGARY, AB, March 17, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, filed its financial results for the first fiscal quarter of 2022, ended January 31, 2022, the highlights of which are included in this news release. The consolidated financial statements for the three months ended January 31, 2022 and the accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, and its profile pages on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

High Tide Inc. March 17, 2022 (CNW Group/High Tide Inc.)

Fiscal First Quarter 2022 – Financial Highlights:

  Revenue increased to $72.2 million in the first quarter of 2022 compared to $38.3 million in the same quarter last year. Sequentially, revenue increased by 34% compared to the fourth quarter of 2021.
  Gross profit increased by 56% to $23.0 million in the first quarter of 2022 compared to $14.8 million in the same quarter last year. Sequentially, gross profit increased by 31% compared to the fourth quarter of 2021.
  Gross profit margin in the first quarter of 2022 was 32% compared to 39% in the same quarter last year. Sequentially, gross profit margin decreased by 1% compared to the fourth quarter of 2021.
  Adjusted EBITDA[1] for the first quarter of 2022 was $3.0 million compared to $4.6 million for the same quarter last year. Sequentially, Adjusted EBITDA increased by 80% compared to the fourth quarter of 2021.
  Geographically in the first quarter of 2022, $52.4 million of revenue was earned in Canada, $17.4 million in the United States and $2.3 million internationally. Compared to the first quarter of 2021, revenue increased by 53% in Canada, 346% in the United States, and 1,016% internationally. Sequentially, revenue earned increased by 22% in Canada, 65% in the United States, and 455% internationally, compared to the fourth quarter of 2021.
  Annual run rate revenue in the United States is now $75 million, and total annual run rate revenue outside of Canada is now $85 million.
  Segment-wise in the first quarter of 2022, $71.0 million of revenue was generated by Retail, $1.2 million by Wholesale, and an immaterial amount by Corporate.
  Cabanalytics data sales were $4.7 million in the first quarter of 2022 compared to $1.5 million for the same quarter last year. Sequentially, Cabanalytics data sales increased by 17% compared to the fourth quarter of 2021.
  For locations operational throughout the first fiscal quarter of 2022 and 2021, same-store sales decreased by 1%. Sequentially, same-store sales increased by 13% from the fourth fiscal quarter of 2021 to the first fiscal quarter of 2022.
  In assessing performance at the end of the quarter compared to prior to the implementation of the discount club model, on a same-store sales basis, the Company's stores in the month of January 2022 were on a run rate which was 22% higher than revenue generated by these stores in October 2021, despite the fact that the overall size of the Canadian retail cannabis market was reported to be 3% lower in January 2022 compared to October 2021. Given the success of the discount club model, the Company anticipates same-store sales to continue to increase in the second fiscal quarter of 2022 and beyond.
  Cash on hand as of January 31, 2022 was $10.1 million.
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[1] Adjusted EBITDA is a non-International Financial Reporting Standards ("IFRS") financial measure.

"I'm proud of our team delivering such a strong quarter in a challenging business environment. This past quarter's results, showcasing 34% sequential revenue growth and 80% sequential increase in Adjusted EBITDA, re-affirms our exponential, yet sustained growth trajectory. We continue to execute on our business plan quarter after quarter by strategically expanding our business in Canada and internationally through organic growth and accretive M&A across our diversified ecosystem. Our forward-thinking approach makes us a leader amongst our peer group in Canada, as we keep introducing innovative retail concepts such as our discount club model, while remaining agile and pivoting quickly when needed due to the constantly evolving dynamics in the global cannabis landscape," said Raj Grover, President and Chief Executive Officer of High Tide. "With these results, we have now achieved the second-highest quarterly revenue figure ever reported by a Canadian cannabis company that reports in Canadian dollars, and with our growth plans for the remainder of this year, we remain confident in further meaningful increases to our revenue profile. As Canada's largest cannabis retailer, we continue to consolidate the bricks-and-mortar market at attractive multiples while simultaneously growing our e-commerce business portfolio. From same-store sales increases to the rapid growth in our Cabana Club loyalty program, including generating higher consolidated gross margins through our complimentary ecosystem, we continue to raise the bar on our operational execution. Our recent entry into Germany positions us well to take advantage of significant growth opportunities in Europe's largest cannabis market. Our imminent entry into British Columbia and ongoing expansion in Ontario will further propel our growth over the next few quarters. We practically doubled our EBITDA this quarter and believe this growth will continue to accelerate as we remain hyper focussed in executing on our business plan," added Mr. Grover.

First Fiscal Quarter 2022 – Operational Highlights:

  Membership in the Cabana Club loyalty program increased to over 381,000 members as of January 31, 2022, from 245,000 at the launch of the Company's discount club model.
  The Company opened 6 new Canna Cabana locations: 3 in Saskatchewan, 2 in Alberta, and 1 in Ontario.
  On November 29, 2021, the Company acquired an 80% interest in NuLeaf Naturals LLC, with an option to acquire the remaining 20% within three years of closing.
  The Company announced a definitive agreement to acquire 100% of Bud Room Inc., including Fastendr™ retail kiosk and smart locker technology, on January 5, 2022.

Subsequent Events:

  Retail store expansion continued with 3 new Canna Cabana locations: 2 in Alberta and 1 in Ontario. The Company's total store count as of today is 113 across Canada.
  Cabana Club membership increased to 451,419 members as of today, representing an increase of 84.3% since the launch of the discount club model on October 20, 2021.
  The Company closed the acquisition of Bud Room Inc. on February 10, 2022, securing ownership of Fastendr™ retail kiosk and smart locker technology.
  The Company celebrated the milestone of 420,000 Cabana Club members by launching an exclusive car giveaway contest, the results of which will be announced on April 20, 2022.
  The Company announced a definitive agreement to acquire Crossroads Cannabis, which includes four established retail cannabis stores in Ontario, on March 3, 2022. The transaction is expected to close in the coming weeks.
  The Company was recognized as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™, which is comprised of the top 50 companies from over 1,600 companies on the TSX Venture Exchange.
  The Company's subsidiary, FAB CBD, launched a Subscribe-and-Save discount program in the United States on March 7, 2022.
  The Company's subsidiary, Blessed CBD, launched online sales of its premium hemp-derived CBD products in Germany on March 9, 2022.
  The Company launched cannabis delivery on demand through its Canna Cabana locations in Ontario, Manitoba, and Saskatchewan on February 22, 2022, and in Alberta on March 8, 2022.
  All five Canna Cabana locations in Ottawa have been equipped with Fastendr™ technology, which is helping to further differentiate the Company's already-unique retail concept. The Company expects to have at least 15 additional Canna Cabana locations equipped with this exciting technology by the end of April.

Selected financial information for the first quarter ended January 31, 2022:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended January 31,
	2022 $	2021 $	% Change
Revenue	72,218	38,319	88%
Gross profit	22,982	14,768	56%
Total operating expenses	(29,129)	(16,813)	73%
Adjusted EBITDA	2,955	4,601	(36%)
Loss from operations	(6,147)	(2,045)	201%
Net loss	(7,352)	(16,845)	(56%)
Loss per share (basic and diluted)	(0.14)	(0.62)	(77%)

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended January 31,
	2022	2021
Net loss	(7,352)	(16,845)
Income taxes	(1,064)	588
Accretion and interest	1,551	2,702
Depreciation and amortization	7,111	6,094
EBITDA(1)	246	(7,461)
Foreign exchange	97	89
Transaction and acquisition costs	909	1,581
Debt restructuring gain	-	(1,145)
Revaluation of derivative liability	(525)	10,484
Loss on settlement of debenture	18	-
Loss on extinguishment of debenture	-	515
Impairment loss	89	-
Share-based compensation	1,902	553
Revaluation of marketable securities	219	(15)
Adjusted EBITDA(1)	2,955	4,601

Note:

(1)	Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Outlook:

High Tide continues to have a leading position in the Canadian bricks-and-mortar cannabis market with 113 locations across the country. The Company's launch of an innovative discount club model in its retail stores near the end of the fourth fiscal quarter of 2021 has delivered encouraging results to date, with same-store sales having continued to accelerate throughout the first fiscal quarter of 2022. As previously stated, the Company reported revenue of $72.2 million in the first fiscal quarter of 2022, which is the second-highest quarterly revenue figure ever reported by a Canadian cannabis company that reports in Canadian dollars. Through organic growth and accretive M&A, the Company expects to continue to increase its revenue through the second fiscal quarter of 2022, and the remainder of the year. By the end of the 2022 calendar year, the Company intends to grow its Canadian retail store portfolio to at least 150 locations, with a primary focus on the Province of Ontario. The Company also plans to enter the British Columbia market in the near-term and will continue growing strategically in other provinces where it currently operates. Although challenges still remain as a result of the ongoing COVID-19 pandemic, the Company is confident and has demonstrated that it will be able to remain on a positive growth trajectory.

Beyond growing its bricks-and-mortar retail footprint and same-store sales, the Company has started implementing its customized Fastendr™ technology, which it expects will both drive greater efficiency, by lowering overhead and labour costs, and improve customer experience. All five of the Company's stores in Ottawa are now equipped with the Fastendr™ technology, with expectations to have this exciting technology added to another 15 stores by the end of April 2022. The Company expects to have all of its Canna Cabana locations outfitted with this technology by the end of the 2022 calendar year. The Company also anticipates that it will be able to launch its exclusive lineup of Cabana Cannabis Co. white label products in April 2022. Canna Cabana launched its cannabis delivery on demand service in all provinces where it operates and anticipates a future launch in British Columbia upon its entry into that province's market.

The Company also has firm plans to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors, where it made six acquisitions during the 2021 calendar year and grew its revenue outside of Canada run rate by over seven times, to approximately $80 million. Throughout 2022, High Tide will continue to integrate and expand CBD brands that it acquired in 2021, including NuLeaf Naturals, FAB CBD, and Blessed CBD. The Company recently launched a subscribe-and-save service in the United States through its subsidiary, FAB CBD. Through its United Kingdom-based subsidiary, Blessed CBD, the Company entered the German market with the organic sale of premium hemp-derived CBD products on its e-commerce platform. In addition to growing its in-house brands, High Tide intends to continue growing its online retail portfolio through further strategic and accretive acquisitions.

High Tide Earnings Event Webcast:

The Company will host a webcast and conference call to discuss their unaudited results and outlook at 5:30 PM (Eastern Time) today, Thursday, March 17, 2022.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/372657250

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants may access the audio of the High Tide earnings event through either the new webcast format, or the conference call line below. However, any participant who wishes to ask a question must access the event via conference call, as the webcast does not support live questions.

Canada Dial-In Number (Toll-Free): +1 833 950 0062
Canada Dial-In Number (Local): +1 226 828 7575
United States Dial-In Number (Toll-Free): +1 844 200 6205
United States Dial-In Number (Local): +1 646 904 5544
Dial-In Number for All Other Locations: +1 929 526 1599
Participant Access Code: 019155

*Participants will need to enter the participant access code before being met by a live operator*

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 113 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, the proposed acquisition of Crossroads Cannabis); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the impact of the COVID-19 pandemic on the Company's current and future operations; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company will add the number of additional cannabis retail store locations the Company proposes to add to the Company's business, with a primary focus on the Province of Ontario and near-term British Columbia market focus and remaining on a positive growth trajectory; same-store sales continuing to increase in the second quarter of 2022 and beyond; the Company making meaningful increases to its revenue profile; the Company growing in the German market; the results of the car giveaway contest being announced on April 20, 2022; the Company deploying Fastendr™ technology across the Company's retail stores in Ottawa and other provinces, upon the timelines disclosed herein, resulting in greater efficiencies, by lowering overhead and labour costs, and improving the customer experience; the Company continuing to increase its revenue through the second fiscal quarter of 2022, and the remainder of the year; the Company launching its exclusive lineup of Cabana Cannabis Co. white label products on the timelines disclosed herein; the Company launching delivery services in British Columbia upon its entry into the province; the Company building upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company continuing to integrate and expand its CBD brands; the Company completing the development of its cannabis retail stores; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions (including, without limitation, Bud Room and Crossroads Cannabis), and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the Company's intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures; the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; Cabana Club loyalty program membership continuing to increase; the Company reaching its goal of leading global cannabis across all business segments in which they operate; the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company hitting its forecasted revenue and sales projections for the second quarter of 2022; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will complete the acquisition of Crossroads Cannabis; the Company will hit its forecasted revenue and sales projections for the second quarter of 2022; Cabana Club loyalty program membership will continue to increase; the Company will reach its goal of leading global cannabis across all business segments in which they operate; the Company will deploy Fastendr™ technology across the Company's retail stores, upon the timelines disclosed herein, resulting in greater efficiencies, by lowering overhead and labour costs, and improve the customer experience; the Company will launch its exclusive lineup of Cabana Cannabis Co. white label products on the timelines disclosed herein; same-store sales will continue to increase in the second quarter of 2022 and beyond; the Company will make meaningful increases to its revenue profile; the Company will grow in the German market; the Company will give away a car; the Company will continue to increase its revenue through the second fiscal quarter of 2022, and the remainder of the year; the Company will launch delivery services in British Columbia upon its entry into the province; the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company will continue to integrate and expand its CBD brands; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and the Company will complete the development of its cannabis retail stores.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions (including, without limitation, the proposed acquisition of Crossroads Cannabis) or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not acquire Crossroads Cannabis; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will not hit its forecasted revenue and sales projections for the second quarter of 2022; risk that Cabana Club loyalty program membership will decrease and/or plateau; risk that the Company will not reach its goal of leading global cannabis across all business segments in which they operate; risk that the Company will be unable to deploy Fastendr™ technology across the Company's retail stores or upon the timelines disclosed herein; risk that the Company will be unable to launch its exclusive lineup of Cabana Cannabis Co. white label products on the timelines disclosed herein or at all; risk that same-store sales will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to increase its revenue through the second fiscal quarter of 2022, and the remainder of the year, but that it will decease and/or plateau; risk that the Company will be unable to grow in the German market; risk that the Company will be unable to give away a car; risk that the Company will be unable to expand into British Columbia; risk that the Company will not launch delivery services in British Columbia upon entry into the province; risk that the Company will be unable to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and risks that the Company will be unable to complete the development of any or all of its cannabis retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's unaudited financial results for the three months ended January 31, 2022. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:01e 17-MAR-22